UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Sears Hometown and Outlet Stores, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

812362101

(CUSIP Number)

Janice V. Sharry, Esq. Haynes and Boone, LLP 2323 Victory Avenue, Suite 700 Dallas, Texas 75219 (214) 651-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 26, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 812362101

1.	Names of Reporting Persons. ESL Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 7,709,603 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 7,709,603 (1)
	10.	Shared Dispositive Power 5,118,582 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,828,185 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 55.5% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)	Represents shares of Common Stock of the Issuer that may be acquired within 60 days upon the exercise of basic subscription rights to purchase shares of Common Stock of the Issuer.
(2)	Based upon 23,100,000 shares of Common Stock outstanding as of September 7, 2012, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended July 28, 2012 that was filed by the Issuer with the Securities and Exchange Commission on September 10, 2012.

CUSIP No. 812362101

1.	Names of Reporting Persons. SPE I Partners, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 423,068 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 423,068 (1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 423,068 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.8% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)	Represents shares of Common Stock of the Issuer that may be acquired within 60 days upon the exercise of basic subscription rights to purchase shares of Common Stock of the Issuer.
(2)	Based upon 23,100,000 shares of Common Stock outstanding as of September 7, 2012, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended July 28, 2012 that was filed by the Issuer with the Securities and Exchange Commission on September 10, 2012.

CUSIP No. 812362101

1.	Names of Reporting Persons. SPE Master I, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 544,089 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 544,089 (1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 544,089 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.4% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)	Represents shares of Common Stock of the Issuer that may be acquired within 60 days upon the exercise of basic subscription rights to purchase shares of Common Stock of the Issuer.
(2)	Based upon 23,100,000 shares of Common Stock outstanding as of September 7, 2012, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended July 28, 2012 that was filed by the Issuer with the Securities and Exchange Commission on September 10, 2012.

CUSIP No. 812362101

1.	Names of Reporting Persons. RBS Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 8,676,760 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 8,676,760 (1)
	10.	Shared Dispositive Power 5,118,582 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,795,342 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 59.7% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)	Represents shares of Common Stock of the Issuer that may be acquired within 60 days upon the exercise of basic subscription rights to purchase shares of Common Stock of the Issuer.
(2)	Based upon 23,100,000 shares of Common Stock outstanding as of September 7, 2012, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended July 28, 2012 that was filed by the Issuer with the Securities and Exchange Commission on September 10, 2012.

CUSIP No. 812362101

1.	Names of Reporting Persons. ESL Institutional Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,231 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,231 (1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,231 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)	Represents shares of Common Stock of the Issuer that may be acquired within 60 days upon the exercise of basic subscription rights to purchase shares of Common Stock of the Issuer.
(2)	Based upon 23,100,000 shares of Common Stock outstanding as of September 7, 2012, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended July 28, 2012 that was filed by the Issuer with the Securities and Exchange Commission on September 10, 2012.

CUSIP No. 812362101

1.	Names of Reporting Persons. RBS Investment Management, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,231 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,231 (1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,231 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)	Represents shares of Common Stock of the Issuer that may be acquired within 60 days upon the exercise of basic subscription rights to purchase shares of Common Stock of the Issuer.
(2)	Based upon 23,100,000 shares of Common Stock outstanding as of September 7, 2012, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended July 28, 2012 that was filed by the Issuer with the Securities and Exchange Commission on September 10, 2012.

CUSIP No. 812362101

1.	Names of Reporting Persons. CRK Partners, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 162 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 162 (1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 162 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)	Represents shares of Common Stock of the Issuer that may be acquired within 60 days upon the exercise of basic subscription rights to purchase shares of Common Stock of the Issuer.
(2)	Based upon 23,100,000 shares of Common Stock outstanding as of September 7, 2012, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended July 28, 2012 that was filed by the Issuer with the Securities and Exchange Commission on September 10, 2012.

CUSIP No. 812362101

1.	Names of Reporting Persons. ESL Investments, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 8,679,153 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 8,679,153 (1)
	10.	Shared Dispositive Power 5,118,582 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,797,735 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 59.7% (2)
14.	Type of Reporting Person (See Instructions) CO

(1)	Represents shares of Common Stock of the Issuer that may be acquired within 60 days upon the exercise of basic subscription rights to purchase shares of Common Stock of the Issuer.
(2)	Based upon 23,100,000 shares of Common Stock outstanding as of September 7, 2012, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended July 28, 2012 that was filed by the Issuer with the Securities and Exchange Commission on September 10, 2012.

CUSIP No. 812362101

1.	Names of Reporting Persons. Edward S. Lampert
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 13,797,735 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 8,679,153 (1)
	10.	Shared Dispositive Power 5,118,582 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,797,735 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 59.7% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)	Represents shares of Common Stock of the Issuer that may be acquired within 60 days upon the exercise of basic subscription rights to purchase shares of Common Stock of the Issuer.
(2)	Based upon 23,100,000 shares of Common Stock outstanding as of September 7, 2012, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended July 28, 2012 that was filed by the Issuer with the Securities and Exchange Commission on September 10, 2012.

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) relates to shares of common stock, par value $0.01 per share (the “Common Stock”), of Sears Hometown and Outlet Stores, Inc., a Delaware corporation (the “Issuer”). This Amendment No. 1 amends the Schedule 13D, as previously filed with the Securities and Exchange Commission by ESL Partners, L.P., a Delaware limited partnership, ESL Investors, L.L.C., a Delaware limited liability company, SPE I Partners, LP, a Delaware limited partnership, SPE Master I, LP, a Delaware limited partnership, RBS Partners, L.P., a Delaware limited partnership, ESL Institutional Partners, L.P., a Delaware limited partnership, RBS Investment Management, L.L.C., a Delaware limited liability company, CRK Partners, L.L.C., a Delaware limited liability company, ESL Investments, Inc., a Delaware corporation, and Edward S. Lampert, a United States citizen, by furnishing the information set forth below. Except as otherwise specified in this Amendment No. 1, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D, as previously filed with the Securities and Exchange Commission.

The Reporting Persons (as defined below) are filing this Amendment No. 1 to (i) report the distribution of subscription rights by ESL Investors, L.L.C., a Delaware limited liability company (“Investors”), to its investment member, (ii) report the resulting change in beneficial ownership of each of RBS Partners, L.P., ESL Investments, Inc. and Mr. Lampert and (iii) remove Investors as a Reporting Person.

Item 2. Identity and Background.

Item 2 is hereby amended and restated in its entirety as follows:

“(a) This Schedule 13D is being filed by ESL Partners, L.P., a Delaware limited partnership (“Partners”), SPE I Partners, LP, a Delaware limited partnership (“SPE I”), SPE Master I, LP, a Delaware limited partnership (“SPE Master I”), RBS Partners, L.P., a Delaware limited partnership (“RBS”), ESL Institutional Partners, L.P., a Delaware limited partnership (“Institutional”), RBS Investment Management, L.L.C., a Delaware limited liability company (“RBSIM”), CRK Partners, L.L.C., a Delaware limited liability company (“CRK LLC”), ESL Investments, Inc., a Delaware corporation (“ESL”), and Edward S. Lampert, a United States citizen, by furnishing the information set forth below. Partners, SPE I, SPE Master I, RBS, Institutional, RBSIM, CRK LLC, ESL and Mr. Lampert are collectively defined as the “Reporting Persons.”

Attached as Annex A hereto and incorporated herein by reference is a list containing the (a) name, (b) citizenship, (c) present principal occupation or employment and (d) the name, principal business address of any corporation or other organization in which such employment is conducted, of each director and executive officer of ESL (the “ESL Director and Officer”). Other than the ESL Director and Officer, there are no persons or corporations controlling or ultimately in control of ESL.

(b) The principal place of business of each of the Reporting Persons is 1170 Kane Concourse, Suite 200, Bay Harbor, Florida 33154.

(c) The principal business of each of the Reporting Persons is purchasing, holding and selling securities for investment purposes. RBS is the general partner of Partners, SPE I and SPE Master I. RBSIM is the general partner of Institutional. ESL is the general partner of RBS, the sole member of CRK LLC and the manager of RBSIM. Mr. Lampert is the Chairman, Chief Executive Officer and Director of ESL. Mr. Lampert is also Chairman of the Board of Directors of Sears Holdings Corporation (“Sears Holdings”). Each of the Reporting Persons may also serve as general partner or managing member of certain other entities engaged in the purchasing, holding and selling of securities for investment purposes.

(d)-(e) During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding or been a party to a civil proceeding, in either case of the type specified in Items 2(d) or 2(e) of Schedule 13D.

(f) Partners, SPE I, SPE Master I, RBS, Institutional, RBSIM, CRK LLC and ESL are organized under the laws of the State of Delaware. Mr. Lampert is a United States citizen.”

Item 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

“On September 26, 2012, Investors distributed subscription rights to purchase an aggregate of 540,453 shares of Common Stock of the Issuer to its investment member.”

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

“(a)-(b) Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this Schedule 13D.

Each Reporting Person may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any syndicate or group with respect to the Issuer or any securities of the Issuer.

As of September 28, 2012, the Reporting Persons may be deemed to beneficially own the shares of the Common Stock of the Issuer set forth in the table below.

REPORTING PERSON	NUMBER OF SHARES BENEFICIALLY OWNED		PERCENTAGE OF OUTSTANDING SHARES	SOLE VOTING POWER		SHARED VOTING POWER	SOLE DISPOSITIVE POWER		SHARED DISPOSITIVE POWER
ESL Partners, L.P.	12,828,185	(1)(2)	55.5%	7,709,603	(1)	0	7,709,603	(1)	5,118,582	(2)
SPE I Partners, LP	423,068	(3)	1.8%	423,068	(3)	0	423,068	(3)	0
SPE Master I, LP	544,089	(4)	2.4%	544,089	(4)	0	544,089	(4)	0
RBS Partners, L.P.	13,795,342	(2)(5)	59.7%	8,676,760	(5)	0	8,676,760	(5)	5,118,582	(2)
ESL Institutional Partners, L.P.	2,231	(6)	0.0%	2,231	(6)	0	2,231	(6)	0
RBS Investment Management, L.L.C.	2,231	(7)	0.0%	2,231	(7)	0	2,231	(7)	0
CRK Partners, L.L.C.	162	(8)	0.0%	162	(8)	0	162	(8)	0
ESL Investments, Inc.	13,797,735	(2)(9)	59.7%	8,679,153	(9)	0	8,679,153	(9)	5,118,582	(2)
Edward S. Lampert	13,797,735	(2)(10)	59.7%	13,797,735	(2)(10)	0	8,679,153	(10)	5,118,582	(2)

(1)	This number consists of 7,709,603 shares of Common Stock that Partners has the right to acquire within 60 days pursuant to basic subscription rights to purchase shares of Common Stock of the Issuer.
(2)	This number consists of 5,118,582 shares of Common Stock that Mr. Lampert has the right to acquire within 60 days pursuant to basic subscription rights to purchase shares of Common Stock of the Issuer. Partners has entered into the Lock-Up Agreement with Mr. Lampert that restricts the purchase and sale of securities held by Mr. Lampert. Pursuant to the Lock-Up Agreement, Partners may be deemed to have shared dispositive power over, and to indirectly beneficially own, securities owned by Mr. Lampert. RBS, ESL and Mr. Lampert may also be deemed to have shared dispositive power over such securities.

(3)	This number consists of 423,068 shares of Common Stock that SPE I has the right to acquire within 60 days pursuant to basic subscription rights to purchase shares of Common Stock of the Issuer.
(4)	This number consists of 544,089 shares of Common Stock that SPE Master I has the right to acquire within 60 days pursuant to basic subscription rights to purchase shares of Common Stock of the Issuer.
(5)	This number consists of 7,709,603 shares of Common Stock that Partners, 423,068 shares of Common Stock that SPE I and 544,089 shares of Common Stock that SPE Master I, each have the right to acquire within 60 days pursuant to basic subscription rights to purchase shares of Common Stock of the Issuer. RBS is the general partner of, and may be deemed to indirectly beneficially own securities owned by, Partners, SPE I and SPE Master I.
(6)	This number consists of 2,231 shares of Common Stock that Institutional has the right to acquire within 60 days pursuant to basic subscription rights to purchase shares of Common Stock of the Issuer.
(7)	This number consists of 2,231 shares of Common Stock that Institutional has the right to acquire within 60 days pursuant to basic subscription rights to purchase shares of Common Stock of the Issuer. RBSIM is the general partner of, and may be deemed to indirectly beneficially own securities owned by, Institutional.
(8)	This number consists of 162 shares of Common Stock that CRK LLC has the right to acquire within 60 days pursuant to basic subscription rights to purchase shares of Common Stock of the Issuer.
(9)	This number consists of 7,709,603 shares of Common Stock that Partners, 423,068 shares of Common Stock that SPE I, 544,089 shares of Common Stock that SPE Master I, 2,231 shares of Common Stock that Institutional and 162 shares of Common Stock that CRK LLC, each have the right to acquire within 60 days pursuant to basic subscription rights to purchase shares of Common Stock of the Issuer. ESL is the general partner of, and may be deemed to indirectly beneficially own securities owned by, RBS. ESL is the manager of, and may be deemed to indirectly beneficially own securities owned by, RBSIM. ESL is the sole member of, and may be deemed to indirectly beneficially own securities owned by, CRK LLC.
(10)	This number consists of 7,709,603 shares of Common Stock that Partners, 423,068 shares of Common Stock that SPE I, 544,089 shares of Common Stock that SPE Master I, 2,231 shares of Common Stock that Institutional and 162 shares of Common Stock that CRK LLC, each have the right to acquire within 60 days pursuant to basic subscription rights to purchase shares of Common Stock of the Issuer. Mr. Lampert is the Chairman, Chief Executive Officer and Director of, and may be deemed to indirectly beneficially own securities owned by, ESL.

(c) Other than as set forth on Annex B hereto, there have been no transactions in the class of securities reported on that were effected by the Reporting Persons during the past sixty days or since the most recent filing of Schedule 13D, whichever is less.

(d) Not applicable.

(e) Investors no longer beneficially owns any Common Stock of the Issuer and ceased to be a Reporting Person effective September 26, 2012.”

Item 7. Material to be Filed as Exhibits.

Item 7 is hereby amended and restated in its entirety as follows:

“The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit
99.2	Letter Agreement, dated June 2, 2010, by and between ESL Partners, L.P. and Edward S. Lampert (incorporated by reference to Exhibit 99.2 to the Schedule 13D relating to the Common Stock of the Issuer filed on September 12, 2012 by the Reporting Persons with the Commission)

99.3	Joint Filing Agreement (filed herewith)”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 28, 2012	ESL PARTNERS, L.P.

	By:	RBS Partners, L.P., as its general partner

	By:	ESL Investments, Inc., as its general partner

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

SPE I PARTNERS, LP

	By:	RBS Partners, L.P., as its general partner

	By:	ESL Investments, Inc., as its general partner

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

SPE MASTER I, LP

	By:	RBS Partners, L.P., as its general partner

	By:	ESL Investments, Inc., as its general partner

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

RBS PARTNERS, L.P.

	By:	ESL Investments, Inc., as its general partner

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

ESL INSTITUTIONAL PARTNERS, L.P.

	By:	RBS Investment Management, L.L.C., as its general partner

	By:	ESL Investments, Inc., as its manager

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

RBS INVESTMENT MANAGEMENT, L.L.C.

By:	ESL Investments, Inc., as its manager

By:	/s/ Edward S. Lampert
Name:	Edward S. Lampert
Title:	Chief Executive Officer

CRK PARTNERS, L.L.C.

By:	ESL Investments, Inc., as its sole member

By:	/s/ Edward S. Lampert
Name:	Edward S. Lampert
Title:	Chief Executive Officer

ESL INVESTMENTS, INC.

By:	/s/ Edward S. Lampert
Name:	Edward S. Lampert
Title:	Chief Executive Officer

EDWARD S. LAMPERT

By:	/s/ Edward S. Lampert

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.2	Letter Agreement, dated June 2, 2010, by and between ESL Partners, L.P. and Edward S. Lampert (incorporated by reference to Exhibit 99.2 to the Schedule 13D relating to the Common Stock of the Issuer filed on September 12, 2012 by the Reporting Persons with the Commission)

99.3	Joint Filing Agreement (filed herewith)

ANNEX A

The names, business addresses, present principal occupations, and citizenship of the directors and executive officers of ESL Investments, Inc. are set forth below. If no address is given, the director’s or executive officer’s principal business address is 1170 Kane Concourse, Suite 200, Bay Harbor, Florida 33154. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to ESL Investments, Inc.

Name and Business Address	Principal Occupation	Citizenship
Edward S. Lampert	Director, Chairman and Chief Executive Officer	United States

ANNEX B

RECENT TRANSACTIONS BY THE REPORTING PERSONS IN THE SECURITIES OF

SEARS HOMETOWN AND OUTLET STORES, INC.

Entity	Date of Transaction	Description of Transaction	Shares Disposed		Price Per Share
ESL Investors, L.L.C.	09/26/2012	Distribution to Investment Member	540,453	(1)	$0

(1)	Represents shares of Common Stock of the Issuer that may be acquired upon the exercise of basic subscription rights to purchase shares of Common Stock of the Issuer.